FORM U-6B-2

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                           Certificate of Notification


      Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, Paragraph 36,552] or U-47 [Reg. Section 250.47, Paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by Borger Energy Associates, L.P.

      This certificate is notice that the above named company has issued, renewed, or guaranteed the security or securities described herein, which issue, renewal, or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, Paragraph 36,621].

1. Type of the security or securities:  bonds

2. Issue, renewal, or guaranty: Borger Energy Associates, L.P., and Borger Funding Corporation, a wholly owned subsidiary of Borger Energy Associates, L.P., co-issued a $117 million 7.26 percent First Mortgage bonds

3. Principal amount of each security: $117 million

4. Rate of interest per annum of each security: 7.26 percent

5. Date of issue, renewal, or guaranty of each security: June 11, 1998

6. If renewal of security, give date of original issue:  N/A

7. Date of maturity of each security: December 31, 2022

8. Name of the person to whom each security was issued, renewed, or guaranteed: The Depository Trust Company

9. Collateral given with each security, if any: All the tangible and intangible personal property of Borger Energy Associates, L.P. were pledged as collateral to secure the payment of the bonds. In addition, Borger Energy Associates, L.P. executed a deed of trust to Ronald M. Hanson, as Trustee, covering the

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   real property where the approximately 230 MW Qualifying Cogeneration Facility to be constructed by Borger Energy Associates, L.P. will be located.

10. Consideration received for each security: $117 million

11. Application of proceeds of each security: Construction and operation of an approximately 230 megawatt Qualifying Cogeneration Facility to be located near Borger, Texas.

12. Indicate by a check after the applicable statement below whether the issue, renewal, or guaranty of each security was exempt from the provisions of Section 6(a) because of

     a. the provisions contained in the first sentence of 6(b):

     b. the provisions contained in the fourth sentence of Section 6(b):

     c. the provisions  contained in any rule of the Commission  other than Rule
        U-48:   X

13.   If the  security  or  securities  were  exempt  from the  provisions  of
      Section 6(a) by virtue of the first sentence of Section 6(b), give the figures that indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percent of the principal amount and par value of the other securities of such company then outstanding. N/A

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: N/A

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg.
      Section 250.48, Paragraph 36,621] designate the rule under which exemption is claimed: 17 C.F.R. Section 250.52(b).

                                    BORGER ENERGY ASSOCIATES, L.P.
                                    By:   Quixx Borger Cogen, Inc.,
                                          its Managing General Partner

                                          By: /s/ Robert D. Dickerson
                                          Robert  D.  Dickerson, Vice President

Date:  6/19/98

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